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                       April 13, 2023

       Chantelle Breithaupt
       Chief Financial Officer
       Aspen Technology, Inc.
       20 Crosby Drive
       Bedford, Massachusetts 01730

                                                        Re: Aspen Technology,
Inc.
                                                            Form 10-KT for the
Transition Period from October 1, 2021 to June 30, 2022
                                                            File No. 001-41400

       Dear Chantelle Breithaupt:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology